United States securities and exchange commission logo





                              January 26, 2024

       Quek Leng Chuang
       Chairman of the Board and Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 12,
2024
                                                            File No. 333-274586

       Dear Quek Leng Chuang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Form F-1

       Exhibits
       Exhibit 5.1, page 1

   1. Each of numbered assumptions 5 through 10 of Schedule 2 to the legality opinion appears to be overly broad.
Please obtain and file a revised opinion without those assumptions, or provide an explanation
as to why each of those assumptions would be appropriate.
                                                        Counsel may assume in a
legality opinion that representations of officers and employees are correct as to
questions of fact, including with regard to these items. On the other hand, counsel may not assume
any of the material facts underlying the opinion or any readily ascertainable facts.
See Staff Legal Bulletin No. 19 at Section II.B.3.a.
       Compensation of Directors and Executive Officers, page 66

   2. Please provide updated compensation disclosure for the fiscal year ended December 31,
                                                        2023. See Item 4.a of
Form F-1 and Form 20-F, Item 6.B. We also note the
 Quek Leng Chuang
ESGL Holdings Limited
January 26, 2024
Page 2
       compensation disclosure for 2021 and 2022 which appears under "Related party transactions" in Note 20 of the Notes to the Consolidated Financial Statements at page F-
       124.

       Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,
FirstName LastNameQuek Leng Chuang
                                                            Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                            Office of Energy &
Transportation
January 26, 2024 Page 2
cc:       David J. Levine, Esq., of Loeb & Loeb, LLP
FirstName LastName